Ms. Anne Nguyen Parker

Office Chief

Office of Manufacturing

Division of Corporation Finance

United States Securities and Exchange Commission

Washington, DC 20549

February 18, 2021

Re:	Ryse, Inc.
Offering Statement on Form 1-A
File No. 024-11397

Dear Ms. Nguyen Parker:

On behalf of Ryse, Inc., I hereby request qualification of the above-referenced offering statement at 12:00 noon, Eastern Time, on Monday, February 22, 2021, or as soon thereafter as is practicable.

Sincerely,

/s/ Trung Pham

Trung Pham

Chief Executive Officer

Ryse, Inc.

Cc:	Jeanne Campanelli
CrowdCheck Law LLP